Exhibit 99.1
18 January 2022

National Grid plc (‘National Grid’ or ‘Company’)

National Grid plc Scrip Dividend

National Grid confirms that an application has been made to the Financial Conduct Authority for ordinary shares to be admitted to the Official List, and to the London Stock Exchange for 27,794,999 ordinary shares to be admitted to trading, in relation to the operation of the Scrip Dividend Scheme for the 2021/22 interim dividend, payable on 19 January 2022.  Dealings are expected to commence on 19 January 2022 and the shares will rank pari passu with the existing issued ordinary shares of the Company.
In accordance with the terms of the scrip dividend, 27,794,999 ordinary shares are to be issued at a price of 1015.80 pence per share.  In accordance with the terms of the scrip dividend for US holders of American Depositary Receipts (‘ADRs’), 73,873 ADRs (each representing 5 ordinary shares) are to be issued at a price of US$67.3374, representing 369,365 ordinary shares (including fractional entitlements).
The current terms and conditions of the scrip dividend scheme are available in the Investors section on the Company's Website https://www.nationalgrid.com/investors/shareholder-information/dividends/scrip-dividend-scheme and from Equiniti on 0800 169 7775 or https://www.shareview.co.uk/4/Info/Portfolio/Default/en/Home/Help/Pages/Help.aspx.

Megan Barnes
Head of Company Secretariat